BACCHUS LAW GROUP Corporate & Securities Law	1511 West 40th Avenue
Vancouver, BC V6M 1V7
Tel 604.732.4804
Fax 604.408.5177

July 30, 2007

Via Edgar & Fedex

Kathleen Krebs
Special Counsel
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Ms. Krebs:

Re:	Capital Alliance Group, Inc. (the “Company”)
Registration Statement on Form 20-FR
Amendment No. 1 filed on July 9, 2007
File No. 0-31557

General

1.

Please note that the company is now subject to the reporting requirements under Section 13(a) of the Exchange Act since your Form 20-FR automatically became effective by lapse of time 60 days after your initial May 9, 2007 filing pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Through the 20-FR is already effective, we will continue to review your filing until all of our comments have been addressed.

Response:
The Company has filed its first 6-K on July 19, 2007 to meet its reporting requirements. The Company will comply with its reporting requirements pursuant to Section 13(a) of the Exchange Act.

Part I

Item 4. Information on the Company, page 20

2.

We reissue comment three from our letter dated June 8, 2007. We note your response but could find no copies of market and industry data in your response letter. Please provide us with copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited. We note, for example, cites to World Population Prospects, 2005 China Statistical Yearbook, China Country Monitor and the Statistical Almanac of Chinese Population, 2001.

Response:

The Company has supplied copies of market and industry data with its last response letter that we carriered to you. However, the Company has re-enclosed copies of market and industry data with this response letter.

3.

In light of your and your principals’ historical involvement in reverse merger activity and other strategic transactions, please revise the disclosure throughout your document (including, but not limited to your business and MD&A sections) to reflect this line of the company’s business. As just one example, we note that the reverse merger transactions associated with SE Global Equities Corp. In addition, revise the background description of your officers and directors, such as Messrs Toby and Allen Chu and Mr. Leong, to discuss their involvement in these types of business activities.

Response:
The following paragraphs have been added:

On Page 23:

In 2000 we completed the acquisition of 51% of IRIX and began to engage in advertising and graphic design services. In 2004 CIBT, our subsidiary, acquired a 60% interest in CIBT Beihai International College from Weifang University. In 2005 we sold SEG, our subsidiary, to Sun Media Investments Holdings Ltd., by a reverse merger transaction. We intend to review potential acquisition opportunities on an ongoing basis to set up new campuses and schools in China and expand our education business in China. We have not, however, entered into any definitive agreements with respect to the future acquisition of any businesses or properties.

On Page 50:

Our continued growth will depend on our ability to manage our current operations and carry out our expansion plan. Since our inception, we have engaged in two acquisition transactions and a reverse merger transaction. We expect our business strategy will include the identification of acquisition opportunities in order to build new campuses or schools and expand our education business in China. We plan to integrate future acquisitions into our existing operations. However, we have not identified any acquisition opportunities.

In addition, please note that only Toby Chu was involved in these types of business activities. The Company has revised his background description as follows:

On Page 77:

Toby Chu, Director, President and Chief Executive Officer
(Richmond, British Columbia)

Toby Chu has been a director, President and Chief Executive Officer of CAG since May 11, 1994. Toby Chu is also a director, President and Chief Executive Officer of CIBT and a director of IRIX. As President of CAG, Mr. Chu was involved in the acquisition of IRIX and CIBT Beihai International College and the reverse merger transaction of SEG. In 2004 he founded StoxTrade Investments Inc, a discount brokerage operation which was sold in 2006. In 1999 Mr. Chu founded SE Global Equities Corp., which was a former subsidiary of CAG in the business of providing financial services and investment advice to private investors and companies and sold it by a reverse merger transaction in 2005. From March 1995 to November 1996 Toby Chu worked as a senior manager at Central Foods, Inc., a company in the business of food distribution. From December 1986 to March 1996 he was a director of ANO Office Automation, a company in the business of technology supplies and services. From January 1989 to December 1990 Mr. Chu was a director of STD Computers Ltd., which was also a provider of technology supplies and services. Mr. Chu has a diploma in business administration from Vancouver Community College in Vancouver, Canada.

4.

We note your statement on page 22 that you have identified a potential purchaser for IRIX. We also note disclosure in Asia Interactive Media Inc.’s most recent Form 10-QSB for the quarter ended March 31, 2007 that Asia Interactive Media (formerly known as Black Gardenia Corp.) is currently negotiating to acquire IRIX from you. Please reconcile these statements with your disclosure on page 20 and elsewhere in the document that you have not identified a potential buyer for IRIX.

Response:
The following paragraphs have been revised and now read:

On Page 23:

We had previously identified a potential purchaser, Asia Interactive Media Inc., but the negotiation was stalled. (See “Item 6.A Other Directorships” and “Item 7.B Related Party Transactions” for detailed relationship information between CAG and Asia Interactive Media.) We have not identified any other potential purchasers for IRIX. There is no assurance as to whether we will successfully identify a potential purchaser, or finally sell IRIX, or what the timing of the sale will be.

On Page 74:

We had previously identified a potential purchaser, but the negotiation was stalled. We have not identified any other potential buyers for IRIX. At the early stage our plan regarding the sale of IRIX is subject to the identification of a potential purchaser and negotiation of a definitive agreement and contingent upon availability of financing and ratification by the potential purchaser. Therefore, there is no assurance as to whether a transaction will be feasible at all, or will be feasible with terms acceptable to us, and we have no way of telling whether the proposed transaction will be successfully completed on a timely basis.

Item 6. Directors, Senior Management and Employees, page 73

5.	Please revise to include disclosure with respect to all of your current officers and directors as required by Item 6 of Form 20-F. At minimum, it appears that disclosure for Mr. Neil should be added.

Response:
The following table and paragraph have been revised and now read:

On Page 77:

Officers:

Name	Age	Titles	Appointment Date
Toby Chu	45	President and Chief Executive Officer	May 11, 1994
Tim Leong	44	Secretary	May 24, 1996
		Chief Financial Officer	July 24, 1995
		Senior Vice President	July 24, 1995
James Neil	41	Vice President of Business Development and Corporate Relations	May 1, 2003

On Page 79:

James Neil, Vice President of Business Development and Corporate Relations
(Vancouver, British Columbia)

Mr. Neil was appointed as Vice President of Business Development and Corporate Relations on May 1, 2003. From 1999 to 2003, he was the President of Palancar Enterprises Inc., a financial consulting firm. For the past 10 years Mr. Neil has acted as a consultant for a number of publicly listed companies in the capital markets. His areas of expertise are venture capital, investor and corporate communications, corporate finance, mergers and acquisitions and marketing. He earned a Bachelor of Arts degree with a Major in English from the University of Victoria in 1989.

6.

Please disclose all principal business activities performed by your officers and directors outside of the company. For example, please disclose the positions held by Messrs, Toby and Allen Chu and Mr. Leong in Asia Interactive Media (formerly known as Black Gardenia Corp.). See Item 6.A.2. of Form 20-F.

Response:
The following table and paragraphs have been revised and now read:

On Page 80-81:

Other Directorships

Name of Director	Other directorship	Company	Symbol	Duration
George David Richardson	Director	Kodiak Exploration Ltd.	TSX-V: KXL	Present
David Hsu	Director and President	Multi-Fineline Electronix, Inc.	NASD: MFLX	From 1984 to 2006
	Independent director	i-Cable Inc.	NASD: ICAB	From 2000 to 2003
Toby Chu (1)	Director	Asia Interactive Media Inc. (2)	N/A	From January 15, 2007 to present
Tim Leong (3)	Director	Asia Interactive Media Inc.	N/A	From January 15, 2007 to present
Allen Chu	Director	Asia Interactive Media Inc.	N/A	From January 15, 2007 to present

(1) Toby Chu had previously been President and Chief Executive Officer from January 26, 2007 to July 23, 2007. Ken Ng replaced Toby Chu as President and Chief Executive Officer of Asia Interactive Media on July 23, 2007.

(2) Asia Interactive Media is a shell company and its shares are not traded or quoted on any market or quotation system.

(3) Tim Leong had previously been Chief Financial Officer from January 26, 2007 to July 23, 2007. Ken Ng replaced Tim Leong as Chief Financial Officer of Asia Interactive Media on July 23, 2007.

Item 6.B. Compensation, page 77Item 6.B. Compensation, page 77

7.	Please update to include disclosure with respect to the fiscal year ended June 30, 2007.

Response:
The following tables have been updated and now read:

On Page 82-84:

B.      Compensation

The following summary compensation table sets forth the total annual compensation paid or accrued by us to or for directors and senior officers of us or our subsidiaries for the fiscal year ended June 30, 2007.

Summary Compensation Table

	Annual Compensation				Long Term Compensation			All other compen- sation (#)
	Summary Annual Compensation				Awards		Payouts
Name	Year (1)	Salary $	Bonus $	Other Annual Compen- sation $	Restricted Stock Award(s) $	Securities Underlying Options/SARs (#)	LTIP Payouts $
Toby Chu (2)	2007	180,000	-	-	-	100,000	-	100,000 options (3)
Tim Leong (4)	2007	90,000	-	-	-	50,000	-	-
Troy Rice (5)	2007	150,000 (6)	-	-	-	100,000	-	-
Allen Chu (7)	2007	-	-	-	-	10,000	-	-
Tony David (8)	2007	-	-	-	-	20,000	-	-
George David Richardson (9)	2007	-	-	-	-	100,000	-	-
Prithep Sosothikul (10)	2007	-	-	-	-	10,000	-	-
Alfred Ng (11)	2007	-	-	-	-	20,000	-	-
David Hsu (12)	2007	-	-	-	-	100,000	-	-
Alvina Leung (13)	2007	57,000	-	-	-	-	-	-
Alvin Chu (14)	2007	140,000	-	-	-	-	-	-
James Neil (15)	2007	63,000	-	-	-	50,000	-	-

1.	For the fiscal year 2007 from July 1, 2006 to June 30, 2007. We changed our fiscal year end from December 31 to June 30 in 2006.

2.	Toby Chu is a director, President and Chief Executive Officer of CAG and CIBT and a director and secretary of IRIX.

3.	Options to purchase up to 100,000 common shares of CAG were issued to Concordia Financial Management Corp., a company owned by Toby Chu, for its management services.

4.	Tim Leong is Chief Financial Officer, Senior Vice President, and secretary of CAG and CIBT.

5.	Troy Rice is a director of CAG and CIBT and Chief Operating Officer of CIBT.

6.

Pursuant to the employment agreement with Troy Rice, we agreed to pay him approximately $9,000 per month for his services. Subsequent to May 2006 we paid him amounts from approximately $9,000 to $19,000 per month based on an increase of services provided each month, without an amendment to the written employment agreement.

7.	Allen Chu is a director of CAG.

8.	Tony David is a director of CAG.

9.	George David Richardson is a director of CAG.

10.	Prithep Sosothikul is a director of CAG.

11.	Alfred Ng is a director of CAG.

12.	David Hsu is a director of CAG and CIBT.

13.	Alvina Leung is a director, President and Chief Financial Officer of IRIX.

14.	Alvin Chu is the Chief Executive Officer of IRIX.

15.	James Neil is the Vice President of Business Development and Corporate Relations of CAG.

Director and Officer Stock Option/Stock Appreciation Rights (“SARs”) Grants in 2007

The following table sets forth the stock options that were granted to the named officers for the fiscal year ended June 30, 2007.

Name	Number of common shares underlying options/SARs granted (#) in 2007	Percent of total options/SARs granted to employees in 2007 (1)	Exercise or base price ($/Share)	Expiration date
Toby Chu	100,000	8.9%	1.53	June 21, 2012
Tim Leong	50,000	4.5%	1.53	June 21, 2012
Troy Rice	100,000	8.9%	1.53	June 21, 2012

Allen Chu	10,000	(2)	1.53	June 21, 2012
Tony David	20,000	1.8%	1.53	June 21, 2012
George David Richardson	100,000	8.9%	1.53	June 21, 2012
Prithep Sosothikul	10,000	(2)	1.53	June 21, 2012
Alfred Ng	20,000	1.8%	1.53	June 21, 2012
David Hsu	100,000	8.9%	1.53	June 21, 2012
Alvina Leung	-	-	-	-
Alvin Chu	-	-	-	-
James Neil	50,000	4.5%	1.53	June 21, 2012

(1) We issued to employees, officers, and directors of us and our subsidiaries options to purchase an aggregate of 1,120,000 shares of our common stock at an exercise price of $1.53 per share, exercisable for a term of five years subject to vesting at a rate of 30%, 6 months after grant, 40% 12 months after grant and the rest 30%, 18 months after grant.

(2) Less than 1%

Item 7.B. Related Party Transactions, page 86

8.

Please disclose that Asia Interactive Media (formerly known as Black Gardenia Corp.) is a shell company and that its shares are not traded or quoted on any market or quotation system. Disclose your business reasons for loaning $150,000 to Asia Interactive Media. Disclose the value of the Asia Interactive Media shares into which the promissory note is convertible.

Response:
The following tables have been updated and now read:

On Page 92:

On February 9, 2007, we loaned to Asia Interactive (formerly known as Black Gardenia Corp.), approximately $171,572 in exchange for an 8% convertible promissory note due February 9, 2009. Asia Interactive is a reporting company in the U.S. that files quarterly and annual reports with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. The loan is to be used by Asia Interactive for general and administrative purposes. At any time before February 9, 2009, we have the right to convert all, or a portion of, the loan principal amount of the note into common shares of Asia Interactive at a conversion price of approximately $0.012 per share, which would give us a maximum of 15,000,000 shares. These 15,000,000 shares would be 75% of the common shares of Asia Interactive outstanding as of July 25, 2007. We have the right to demand refund of our loan to Asia Interactive anytime before February 9, 2009.

Since Asia Interactive is a shell company and its shares are not traded or quoted on any market or quotation system, the value of Asia Interactive’s common shares into which the loan may be converted is not readily determinable.

Toby Chu, our director, President and Chief Executive Officer, is a director of Asia Interactive. Tim Leong, our Chief Financial Officer, is a director of Asia Interactive. Toby Chu had previously been President and Chief Executive Officer and Tim Leong had previously been Chief Financial Officer of Asia Interactive from January 26, 2007 to July 23, 2007. Ken Ng replaced them as President, Chief Executive Officer and Chief Financial Officer on July 23, 2007. Ken Ng has no relationship with us or our directors or officers. Allen Chu, our director, is also a director of Asia Interactive from January 15, 2007 to present. Tokay Sequoia Management Company Ltd., a British Columbia company, now has direct and beneficial control of approximately 99% of Asia Interactive. Amy Ng has voting and investment control over Tokay Sequoia Management Company Ltd. Amy Ng has no relationship with us or our directors or officers.

The purpose of the loan was to secure the opportunity to use Asia Interactive in connection with our reorganization and divestiture plan. We developed an overall reorganization plan designed to focus our efforts on our education business operations. We intend to divest ourselves of all non-education business operations into other entities, and thus we sold SEG in 2005 and plan to sell IRIX. As part of the reorganization plan, we loaned approximately $171,572 through a promissory note due February 9, 2009 to Asia Interactive, which was negotiating to acquire assets of a media company. We intended to divest ourselves of the advertising and graphic design business into Asia Interactive. To date, negotiations between CAG and Asia Interactive, however, have stalled due to each party being unable to come to terms at this time. We intend to resume the negotiation, but there is no assurance that the negotiation between CAG and Asia Interactive will resume at a later date.

Part II

Item 17. Financial Statements

Consolidated Financial Statements, June 30, 2006

Auditors’ Reports, pages F-40 and F-57

9.

As requested to prior comments 24 of our letter dated June 8, 2007, please ask your auditors to revise its reports to refer to the standards of the Public Company Accounting Oversight Board (PCAOB), in addition to the references to Canadian generally accepted auditing standards.

Response:
The Company has enclosed the updated auditors’ reports.

Notes to Consolidated Financial Statements Note 2 – Significant Accounting Policies Revenue Recognition, page F-29

10.

Please refer to your response to prior comment 28 of our letter dated June 8, 2007. Please disclose your accounting for promotional discounts in your revenue recognition policy in the notes to the financial statements.

Response:

There was a misunderstanding regarding the response to Comment 28 from the June 8, 2007 letter. We thought Comment 28 was referring to the tuition fee table on page 28 (document text) of the Form 20-F, but we now understand that Comment 28 was referring to the revenue recognition policy on page F-28 (financial statements) of the Form 20-F.

In all cases, revenues recorded in the financial statements are recorded net of discounts. The amounts presented in the tuition fee table on page 28 of the text have been presented on a gross basis with a footnote describing the basis of presentation accordingly. The revenue recognition policy has been amended in the financial statements to state the following:

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectibility is reasonably assured. Irix recognizes revenue for service provided on a completed job basis. CIBT recognizes tuition fee revenue, net of discounts, on a straight line-basis over the period of instruction. Fees paid in advance of course offerings, net of related discounts and direct costs incurred, are recorded as deferred revenue and recognized in revenue as described above. CIBT has entered into numerous educational delivery agreements with various educational service providers whereby a portion of the tuition fees, net of discounts, are paid to these educational service providers for the provision of facilities and/or teaching staff. For the majority of these revenue sharing arrangements CIBT is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis and the portion paid to the educational service providers is included in direct educational costs.

11.

For US GAAP reporting, revenue is presented net of promotional incentives and discounts, early payment discounts and other reductions in tuition resulting from promotional programs. Please disclose this difference in accounting and the amount of revenue for US GAAP reporting for each period presented in Note 14, Differences between Canadian and United States Generally Accepted Accounting Principles.

Response:

For both Canadian GAAP and US GAAP reporting, revenues are recorded net of discounts. Please see our response to Comment 10 of the July 20, 2007 letter. There is no difference between Canadian GAAP and US GAAP for revenue reporting relating to the Company’s revenues reported in the financial statements, and as a result there is no reconciliation required of differences between Canadian GAAP and US GAAP for revenue reporting in Note 14.

Note 6. Share Capital

Stock – based compensation, page F-32

12.

We have considered your response to prior comment 30 of our letter dated June 8, 2007. Please provide your analysis of the materiality of the unrecognized compensation expense for the six months ended June 30, 2006 for both Canadian and US GAAP reporting. Also tell us how you accounted for these stock options in the financial statements for the nine months ended March 31, 2007 and 2006.

Response:

For all periods presented, the Company has accounted for stock-based compensation consistently between Canadian GAAP and US GAAP.

The table below provides an analysis of the unrecognized stock-based compensation expense relating to the stock option grant on February 20, 2006 that was used in the determination of materiality:

Stock-Based Compensation Expense Analysis	Reporting Period 07/01/05 – 03/31/06	Reporting Period 01/01/06 – 06/30/06	Reporting Period 07/01/06 – 03/31/07
Option Grant Date	February 20, 2006	February 20, 2006	February 20, 2006
Fair Value of Options at Grant Date	$555,000	$555,000	$555,000
Total Vesting Period (Days)	1,460	1,460	1,460
Days Outstanding in Reporting Period	39	130	274
Cumulative Days Outstanding	39	130	404
Potential Reporting Period Expense	$14,825	$49,418	$104,158
Potential Reporting Period Expense – Cumulative	$14,825	$49,418	$153,575
Actual Expense Recorded	Nil	Nil	$131,813
Over (Under) Stated Expense	($14,825)	($49,418)	$27,655
Over (Under) Stated Expense – Cumulative	($14,825)	($49,418)	($21,762)

Total Assets under Canadian GAAP	$7,466,457	$7,799,064	$16,088,727
Total Assets under US GAAP	$25,358,874	$25,288,939	$16,632,940

Over (Under) Stated Expense – Cumulative:
- As a % of Total Assets under Canadian GAAP	0.20%	0.63%	0.14%
- As a % of Total Assets under US GAAP	0.06%	0.20%	0.13%

Stock-based compensation expense totaling $131,813 was recorded in the Company’s March 31, 2007 interim consolidated financial statements.

Note 14 – Differences between Canadian and United States Generally Accepted Accounting Principles

Consolidated Statements of Cash Flows, page F-40

13.

We reissue prior comment 31 of our letter dated June 8, 2007. Your response indicates that you revised the notes to the financial statements to address the discrepancies in the amounts disclosed in the statements of cash flows. However, it appears that Note 14 has been omitted form the financial statements.

Response:
The Company has enclosed the entire financial statements into the 20-F. Previously there had been a mistake when the Company filed the edgarized 20-F.

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

Per: /S/ Penny O. Green

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC